July 12, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	Symantec Corporation

Form 10-K for the Fiscal Year Ended March 29, 2013

Filed May 17, 2013

File No. 000-17781

Ladies and Gentlemen:

This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated July 3, 2013, from Ms. Kathleen Collins to Mr. James Beer of Symantec Corporation (the “Company”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter. The Company’s response to each Staff comment follows immediately after the text of the corresponding comment.

Form 10-K for the Fiscal Year Ended March 29, 2013

Legal Proceedings, page 28

1.	You incorporate by reference the information in Note 8 of the Notes to the Consolidated Financial Statements where you disclose that the U.S. Government is investigating your compliance with certain provisions of your U.S. General Services Administration Multiple Award Schedule Contract No. GS-35F-0240, and explain on page 26 that you cannot predict the outcome of the investigation. These disclosures do not appear to provide meaningful information to investors, insofar as they do not address whether this matter is material to your company. Please tell us, with a view toward disclosure, whether this matter is material to your company.

Response:

Regulation S-K item 103 requires disclosure of material pending legal proceedings and also requires similar disclosure of “proceedings known to be contemplated by governmental authorities.” At the time of the filing of the Form 10-K for the Fiscal Year Ended March 29, 2013 (“Form 10-K”), this matter remained in the investigation stage and no claims or violations had been found. The GSA did not provide us with any indication of the amount of a potential claim. Additionally, our internal investigation is ongoing. Therefore, at such time, we were unable to determine if this matter will have a material effect on the Company. However, the investigation referenced with respect to the Company’s GSA contract is an investigation by a governmental agency and while we were unable to determine its materiality, we desired to make investors aware of it. If we determine at a future time that this matter has become material to the Company, we will add disclosure indicating this determination in our periodic filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Strategy, page 32

2.	Your new strategy focuses on, among other areas, opportunities to develop products and services that address mobile devices. We also note that during your fourth quarter fiscal 2013 earnings call you states that “1.5 points of growth are coming from the new emerging products and services such as mobile devices.” Please tell us what consideration you gave to disclosing trends or uncertainties related to this strategy. To the extent that mobile revenues have not yet become a material part of your business, tell us what consideration was given to disclosing this fact.

Response:

We believe that we have presented our MD&A consistently with the requirements of Regulation S-K Item 303 and the Commission’s and Staff’s guidance as to effective MD&A disclosure. In particular, we sought to provide an Overview that not only discusses the key operating results but also discusses management’s perspective on the most important themes on which it is focused. In that spirit, we included the discussion of our strategy and the ways that we are seeking to transition our business. We believe we disclosed all material uncertainties and trends regarding this shift in our strategy in our MD&A. We further note that we provided significant discussion of potential risks associated with various aspects of the changing focus of our business and industry which, we believe, represent the appropriate discussion of the uncertainties associated with our strategy.

As noted by the Staff, during the earnings call for the fourth quarter and full year fiscal 2013, I discussed mobile revenue, saying, “1.5 points of growth are coming from the new emerging products and services, such as mobile.” This growth relates to new emerging products and services, such as mobile and is, thus, not reflective of growth solely related to our mobile business. We advise the Staff that the revenue from our mobile business was not material during fiscal 2013. The statement quoted above was in response to a question posed during our earnings call. Mobile revenue was not yet a material part of our overall revenue; therefore, it did not merit reference in our MD&A. At such time that we believe that trends or uncertainties related to our mobile business are material we will include the appropriate discussion in our MD&A.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8. Commitments and Contingencies

Litigation Contingencies, page 89

3.	As referenced in comment one, you disclose here that the U.S. Government is investigating your compliance with certain provisions of your U.S. GSA Multiple Award Schedule Contract and that you are unable at this time to predict the likely outcome. You also note that it is possible that the investigation could lead to claims or findings of violations that could result in the imposition of damages. It is unclear to us whether you believe that there is a reasonable possibility that a loss may have been incurred with respect to this matter. Please advise. If there is at least a reasonable possibility that a loss may have been incurred, in your next periodic filing, please disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the loss or range of loss or state such an estimate cannot be made. We refer you to ASC 450-20-50. Please provide us with your proposed disclosure in your response.

Response:

We regularly evaluate the status of all legal proceedings in which the Company is involved to assess whether accruals for probable losses are appropriate under ASC 450-20-50 and to determine for disclosure purposes whether an estimate of possible loss or range of loss can be made under ASC 450-20-50. As part of this evaluation, management confers with the Company’s counsel to evaluate all potentially significant litigation, government investigations, claims or assessments in which the Company is involved.

During these evaluations, the Company’s management considers all existing and new matters, including, but not limited to, (i) the nature of the proceeding; (ii) the status of each proceeding; (iii) the advice of legal counsel and other advisors related to each proceeding; (iv) the Company’s experience or experience of other entities in similar proceedings; (v) the damages sought for each proceeding; (vi) whether the damages are unsupported and/or exaggerated; (vii) substantive rulings by the court or determinations by the government; (viii) information gleaned through settlement discussions, if any; (ix) whether there is uncertainty as to the outcome of pending appeals or motions; (x) whether there are significant factual issues to be resolved; and/or (xi) whether the matters involve novel issues or unsettled legal theories.

Having engaged in this process with respect to the investigation that is discussed, we were unable at the time of the filing of the Form 10-K to determine if there is at least a reasonable possibility that a loss may have been incurred associated with the investigation of our contract with the U.S. General Services Administration. We advise the Staff that we continue to be unable to do so. We will continue to monitor and evaluate the status of this matter each quarter based on the factors described above to determine the need for additional disclosure. If at a future time there is at least a reasonable possibility that a loss may have been incurred with respect to a particular legal proceeding or investigation, we would either (i) disclose an estimate of the loss or range of loss (or, if applicable, state that the estimate is immaterial in lieu of providing quantified amounts) or (ii) state such an estimate cannot be made.

The Company intends to include disclosures similar to the following in future filings in the financial statement footnotes relating to commitments and contingencies:

Note 8. Commitments and Contingencies

Litigation contingencies

During the first quarter of fiscal 2013, we were advised by the Commercial Litigation Branch of the Department of Justice’s Civil Division and the Civil Division of the U.S. Attorney’s Office for the District of Columbia that the government is investigating our compliance with certain provisions of our U.S. General Services Administration (“GSA”) Multiple Award Schedule Contract No. GS-35F-0240T effective January 24, 2007, including provisions relating to pricing, country of origin, accessibility, and the disclosure of commercial sales practices. We are cooperating with the investigation and we are unable, at this time, to predict the likely outcome. It is possible that the investigation could lead to claims or findings of violations of the False Claims Act in connection with our GSA contracting activity. However, given the status of the investigation, we are currently unable to estimate whether any loss has been incurred. Violations of the False Claims Act could result in the imposition of damages, including up to treble damages, plus civil penalties in some cases.

Note 1. Summary of Significant Accounting Policies

Contingencies

We evaluate contingent liabilities including threatened or pending litigation and government investigations in accordance with the authoritative guidance on contingencies. We assess the likelihood of any adverse judgments or outcomes from potential claims or proceedings, as well as potential ranges of probable losses, when the outcomes of the claims or proceedings are probable and reasonably estimable. A determination of the amount of accrued liabilities required, if any, for these contingencies is made after the analysis of each separate matter. Because of uncertainties related to these matters, we base our estimates on the information available at the time of our assessment. As additional information becomes available, we reassess the potential liability related to our pending claims, litigation and government investigations, and may revise our estimates. Any revisions in the estimates of potential liabilities could have a material impact on our operating results and financial position.

*****

As requested, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in respect to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this filing to me at 650-527-6643 or to Andrew Del Matto, Senior Vice President and Chief Accounting Officer of the Company, at 650-527-5306.

Very truly yours,

/s/ James A. Beer
James A. Beer
Executive Vice President and Chief Financial Officer
Symantec Corporation

cc:	V. Paul Unruh, Chair, Audit Committee of the Board of Directors
Stephen M. Bennett, President and Chief Executive Officer
Scott Taylor, Executive Vice President, General Counsel and Secretary
Andrew Del Matto, Senior Vice President and Chief Accounting Officer
Gabe de la Rosa, Partner, KPMG LLP
Daniel J. Winnike, Fenwick & West LLP
William Hughes, Fenwick & West LLP

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